Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2013 and 2012

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2013	2012

Basic – assumes no dilution:

Net income	$27,012	$26,671

Weighted average number of common shares outstanding during the period	39,527	39,794

Net income per share – basic	$0.68	$0.67

Diluted – assumes full dilution:

Net income	$27,012	$26,671

Weighted average number of common shares outstanding during the period	39,527	39,794
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	402	214
Common stock units related to deferred compensation for Directors	101	110
Common stock units related to deferred compensation for Employees	117	116
Restricted common stock units related to incentive compensation	941	1,312

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,088	41,546

Net income per share – diluted	$0.66	$0.64